Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: October 23, 2014

10/22/14 PowerSharesETNs.com - Products - PowerShares DB U.S. Fixed Income
Exchange Traded Notes

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The PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes
(Symbol: LBND) and PowerShares DB 3x Short 25+ Year Treasury Bond Exchange
Traded Notes (Symbol: SBND) (col ectively, the "PowerShares DB U.S. Treasury
ETNs," or the "ETNs") provide at way to take a leveraged view on the performance of a U.S. Treasury bond futures index.

The PowerShares DB U.S. Treasury ETNs are based on the DB Long U.S. Treasury
Bond Futures Index and the DB Short U.S. Treasury Bond Futures Index, which measure the performance of a long or short investment in the CBOT Ultra T-Bond futures.

The DB Long U.S. Treasury Bond Futures Index measures the performance of a long investment in the CBOT Ultra T-Bond futures and the DB Short U.S. Treasury Bond
Futures Index measures the performance of a short investment in the CBOT Ultra
T-Bond futures. The underlying assets of the Ultra TBond futures are U.S.
Treasury Bonds with at least 25 years remaining term to maturity. The returns of each ETN are obtained by combining 3x the returns of the relevant index with the returns of the DB 3-Month T-Bi l  Index, less investor fees. Investors can buy and sel  the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

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Financial Details

Last Update Price
Indicative Intra-day Value Last End of Day Repurchase Value(1) Last Date for
End of Day Value

PowerSharesDBU.S. Treasury
ETNand IndexData
TickerSymbols
3xLong25+ Year  LBND
TreasuryBond
3xShort25+ Year SBND
TreasuryBond

LBND       SBND       -   -
10/22/2014 10/22/2014 -   -
12:00AMEST 10:03AMEST -   -
49.62      5.84       -   -
49.05      5.81       -   -
49.5972    5.7266     -   -
10/21/2014 10/21/2014 -   -

ETNand IndexHistory(%)
Asof                                ETN
9/30/2014 1Year 3Year 5Year 10Year Inception
ETNRepurchaseValue(1)
3xLong25+
Year     33.72 0.25         - - 13.58
Treasury
Bond

beta.powersharesetns.com/portal/site/etns/usfixedincome

Intraday Indicative Value Symbols

3x Long 25+ Year Treasury Bond	LBNDIV
3x Short 25+ Year Treasury Bond	SBNDIV

CUSIP Symbols

3x Long 25+ Year Treasury Bond	25154N522
3x Short 25+ Year Treasury Bond	25154N530

Details

ETN price at inception	$25.00
Inception date	6/28/2010
Maturity date	5/31/2040
Yearly investor fee	0.95%
Leverage Reset Frequency	Monthly
Listing exchange	NYSE Arca
DB Long U.S. Treasury Bond Futures Index	DBBNDL
DB Short U.S. Treasury Bond Futures Index	DBBNDS

Issuer

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

Benefits

- Leveraged long and short notes
- Relatively low cost
- Intraday access
- Listed

3x Short 25+ Year Treasury Bond	-32.23	-12.34	-	-	-26.52
ETN Market Price[2]					
3x Long 25+ Year Treasury Bond	33.79	0.11	-	-	13.55
3x Short 25+ Year Treasury Bond	-32.58	-12.07	-	-	-26.40
Index History					
DB Long U.S. Treasury Bond Futures Index	11.29	1.48	-	-	6.22
DB Short U.S. Treasury Bond Futures Index	-11.16	-2.86	-	-	-7.74
Comparative Indexes[3]					
S&P 500 Index	19.73	22.99	-	-	18.70
Barclays U.S. Aggregate	3.96	2.43	-	-	3.54

Long Index Weights

As of 10/20/2014

Contract	Contract Expiry Date	Weight (%)
Ultra Long Term UST Bond Future	12/19/2014	100.00

Short Index Weights

As of 10/20/2014

Contract	Contract Expiry Date	Weight (%)
Ultra Long Term UST Bond Future	12/19/2014	-100.00

Source: Invesco PowerShares, Bloomberg L.P.

[1]ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB U.S. Treasury ETN performance. The inception date of the DB Long U.S. Treasury Bond Futures Index and the DB Short U.S. Treasury Bond Futures Index is May 4, 2010. ETN repurchase value is based on a combination of three times the monthly returns from the relevant Treasury index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

[2]ETN market price performance is calculated using the

[2]ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

[3]The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations
The ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the ETNs.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.**

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the ETNs is not equivalent to a direct investment in the Index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the redemption value of the ETNs is zero, your investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses. An investment in the ETNs may not be suitable for all investors.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may repurchase directly from Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.

The ETNs provide concentrated exposure to notional positions in U.S. Treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the ETNs involves risks, including

possible loss of principal. For a description of the main risks, see "Risk
Factors" in the applicable pricing supplement.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

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